SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the fiscal year ended December 31, 1998


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934
    For the transition period from ________________ to  ________________.


                        Commission File No.: 0-12954


         A. Full title of the plan and the address of the plan, if different from that of the issuer below:

                    Lancaster Press, Inc. Union Savings Plan
                               3575 Hempland Road
                            Lancaster, PA 17604-3457

         B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                        Cadmus Communications Corporation
                        6620 West Broad Street, Suite 240
                            Richmond, Virginia 23230

                              REQUIRED INFORMATION

The following financial statements are furnished for the Lancaster Press, Inc.
 Union Savings Plan:


                    Report of Independent Public Accountants

               Statement of Net Assets Available for Plan Benefits
                             As of December 31, 1998

               Statement of Net Assets Available for Plan Benefits
                             As of December 31, 1997

           Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1998

              Notes to Financial Statements as of December 31, 1998

        Schedule I: Item 27a - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1998

           Schedule II: Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1998

                    Consent of Independent Public Accountants

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                LANCASTER PRESS, INC. UNION SAVINGS PLAN
                                Cadmus Journal Services, Inc.,
                                as successor in interest by merger to
                                  Lancaster Press Inc.
                                Lancaster Press, Inc.
                                (As Plan Administrator)


  June 29, 1999            By:  /s/  Bruce V. Thomas
         (Date)                 --------------------
                               Bruce V. Thomas
                               Cadmus Journal Services, Inc.
                               Vice President and Secretary

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN

                    FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 1998 AND 1997
                    TOGETHER WITH AUDITORS' REPORT

                                TABLE OF CONTENTS


                                                                           PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     1

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
   As of December 31, 1998                                                   2

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
   As of December 31, 1997                                                   3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
   For the Year Ended December 31, 1998                                      4

NOTES TO FINANCIAL STATEMENTS
   As of December 31, 1998                                                   5

ITEM 27(A) --SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   As of December 31, 1998                                                   9

ITEM 27(D) --SCHEDULE OF REPORTABLE TRANSACTIONS
   For the Year Ended December 31, 1998                                     10

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator and Participants of
Lancaster Press, Inc. Union Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Lancaster Press, Inc. Union Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                          /s/Arthur Andersen LLP

Richmond, Virginia
June 22, 1999

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1998

                                                             The Vanguard
                                                            Group - Fixed
                                           The Vanguard         Income
                                             Group -          Securities                    The Vanguard       Cadmus
                                           Money Market         Fund -      The Vanguard      Group -      Communications
                                            Reserves -        Short-term      Group -      Index Trust -    Corporation
                                             Federal           Federal       Wellington    500 Portfolio    Common Stock
                                          Portfolio Fund    Portfolio Fund      Fund            Fund            Fund        Total
                                          --------------    --------------      ----            ----            ----        -----
INVESTMENTS, at fair value (Note 2)        $  107,639         $  128,238     $  637,568     $  706,848      $    2,699   $1,582,992
CONTRIBUTIONS RECEIVABLE                        1,838              1,988          7,375          9,422             518       21,141
                                           ----------         ----------     ----------     ----------      ----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS     $  109,477         $  130,226     $  644,943     $  716,270      $    3,217   $1,604,133
                                           ==========         ==========     ==========     ==========      ==========   ==========

         The accompanying notes are an integral part of this statement.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1997

                                                             The Vanguard
                                                            Group - Fixed
                                           The Vanguard         Income
                                             Group -          Securities                    The Vanguard       Cadmus
                                           Money Market         Fund -      The Vanguard      Group -      Communications
                                            Reserves -        Short-term      Group -      Index Trust -    Corporation
                                             Federal           Federal       Wellington    500 Portfolio    Common Stock
                                          Portfolio Fund    Portfolio Fund      Fund            Fund            Fund        Total
                                          --------------    --------------      ----            ----            ----        -----
INVESTMENTS, at fair value (Note 2)         $   99,107       $  120,505     $  475,344      $  448,373        $   -      $1,143,329
CONTRIBUTIONS RECEIVABLE                         2,002            1,845          5,523           5,349            -          14,719
                                            ----------       ----------     ----------      ----------        ----       ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $  101,109       $  122,350     $  480,867      $  453,722        $   -      $1,158,048
                                            ==========       ==========     ==========      ==========        ====       ==========

         The accompanying notes are an integral part of this statement.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                               The Vanguard
                                                               Group - Fixed
                                             The Vanguard         Income
                                                 Group -         Securities                    The Vanguard       Cadmus
                                              Money Market         Fund -      The Vanguard      Group -      Communications
                                               Reserves -        Short-term      Group -      Index Trust -    Corporation
                                                Federal           Federal       Wellington    500 Portfolio    Common Stock
                                            Portfolio Fund    Portfolio Fund      Fund            Fund            Fund        Total
                                            --------------    --------------      ----            ----            ----        -----
Net assets available for plan benefits,
  beginning of year                           $  101,109        $  122,350    $  480,867       $  453,722           --    $1,158,048
ADDITIONS:
     Employee contributions                       23,987            25,407        86,030           97,572        3,392       236,388
     Interest income                               5,134             6,902        21,060            7,672           20        40,788
     Net appreciation (depreciation) in fair
       market value of investments                    --             1,483        40,703          137,697       (1,393)      178,490
                                              ----------        ----------    ----------       ----------   ----------    ----------
                  Total additions                 29,121            33,792       147,793          242,941        2,019       455,666
                                              ----------        ----------    ----------       ----------   ----------    ----------
DEDUCTIONS:
     Distributions paid to participants              384               328         8,869               --           --         9,581
                                              ----------        ----------    ----------       ----------   ----------    ----------
                  Total deductions                   384               328         8,869               --           --         9,581
                                              ----------        ----------    ----------       ----------   ----------    ----------
NET INTERFUND TRANSFERS                          (20,369)          (25,588)       25,152           19,607        1,198            --
                                              ----------        ----------    ----------       ----------   ----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                 $  109,477        $  130,226    $  644,943       $  716,270   $    3,217    $1,604,133
                                              ==========        ==========    ==========       ==========   ==========    ==========

         The accompanying notes are an integral part of this statement.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998


1.   DESCRIPTION OF THE PLAN:

The following description of the Lancaster Press, Inc. Union Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

Lancaster Press, Inc. (the "Company") established the Plan on January 1, 1992. The Plan is a defined contribution plan covering all employees who are a member of one of the following three collective bargaining units: Graphic Communications Union - Local 160-M, Graphic Communications International Union - Local 138B or Lancaster Local No. 70 Printing, Publishing and Media Workers Sector - CWA. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (the "Code"). The Plan includes a qualified deferred arrangement as described in Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is administered by the Plan Trustees, a board comprised of employees of the Company, who are not compensated for administrative services rendered.

On May 21, 1996, the Company was purchased by Cadmus Communications Corporation ("Cadmus"). In 1998, the Plan sponsor was changed from the Company to Cadmus Journal Services, Inc., a subsidiary of Cadmus.

On August 1, 1997, the trustees of the Plan changed its fiscal year to a calendar year as of January 1, 1998. There was a transition period from September 1, 1997 to December 31, 1997.

CONTRIBUTIONS

The Plan allows participants to make tax deferred deposits of 1 percent to 15 percent of pretax earnings. The Plan does not provide for employer contributions. Employee contributions are limited to the maximum amount allowable under the Code. Qualified distributions from other retirement plans can also be contributed to and retained by the Plan as a rollover contribution.

ELIGIBILITY

Covered employees of the Company are eligible to participate in the Plan once they are a member of one of the three collective bargaining units mentioned above.

PARTICIPANT'S ACCOUNT

Each participant's account is credited with the employee elected salary deferral and an allocation of Plan earnings. Allocations are based on the participant's account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit which can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions and earnings thereon.

DISTRIBUTIONS

Participants may make complete or partial withdrawals from their accounts at any time after one of the following: reaching age 59-1/2, termination of employment, termination of the Plan by the Company without a replacement plan, as defined, permanent disability, or financial hardship (subject to limitation). In the event of the death of a participant, the participant's account is distributed to the participant's beneficiary. Withdrawals may be paid in a lump sum or installments.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The Plan's financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for plan benefits, with fund information, as net appreciation (depreciation) in the fair value of investments.

INVESTMENTS

Participants may choose to invest their salary deferrals among four investment funds, each managed by The Vanguard Group, or a fund of Cadmus Communications Corporation common stock. Participants can direct the investment of contributions and can transfer funds between investments on a quarterly basis. These investment options include the following:

(1) THE MONEY MARKET RESERVES - FEDERAL PORTFOLIO FUND primarily maintains its investments in U.S. Government and Agency Obligations;

(2) THE FIXED INCOME SECURITIES FUND - SHORT-TERM FEDERAL PORTFOLIO FUND invests primarily in short-term (e.g., one to three year maturity ) U.S. Government and Agency securities;

(3) THE WELLINGTON FUND is a balanced investment strategy with approximately 60 percent of its net assets invested in common stocks and approximately 40 percent in fixed-income securities, including high-grade bonds and money market instruments.

(4)   THE INDEX TRUST - 500 PORTFOLIO FUND primarily invests in common stocks;
      and

(5) CADMUS COMMON STOCK FUND - invests in the common stock of Cadmus Communications Corporation.

The Plan's investments are stated at fair market value and unrealized appreciation (depreciation) of the assets is based on the market value of the assets at the beginning of the period or at the date of purchase, if purchased during the current period. Fair market value is determined primarily based upon the fair market value of the underlying assets. Securities traded in the public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis.

Investments that represent 5 percent or more of the Plan's net assets available for plan benefits as of December 31, 1998 and 1997, are as follows:

                                                                          DECEMBER 31, 1998  DECEMBER 31, 1997
                                                                          -----------------  -----------------
The Vanguard Group - Money Market Reserves - Federal Portfolio Fund           $107,639        $  99,107
The Vanguard Group - Fixed Income Securities Fund - Short-Term Federal
   Portfolio Fund                                                              128,238          120,505
The Vanguard Group - Wellington Fund                                           637,568          475,344
The Vanguard Group - Index Trust - 500 Portfolio Fund                          706,848          448,373

ADMINISTRATIVE EXPENSES

All expenses of the Plan may be paid out of the Plan unless paid by the Company.

3.   TAX STATUS:

The Plan obtained its latest determination letter on February 2, 1996, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, there is no provision for income taxes in the accompanying financial statements.

4.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, distribution of fund assets, at the discretion of the employee, may be made through lump sum distributions or installment payments.

5.   DISTRIBUTIONS PAID TO PARTICIPANTS:

Distributions paid to participants are generally made on a monthly basis for those requests processed in the previous month. There was no distribution payable to participants as of December 31, 1998 or 1997.

6.    MATERIAL MODIFICATION TO THE PLAN:

Effective January 1, 1998, the Plan amended its investment options to include Cadmus common stock.

                                                                      SCHEDULE I

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN


                                 EIN: 23-2424257
                                    PLAN: 004
          ITEM 27(A) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSEs
                             AS OF DECEMBER 31, 1998


                      DESCRIPTION OF INVESTMENT                             COST         MARKET
                      -------------------------                             ----         ------
The Vanguard Group - Money Market Reserves - Federal Portfolio Fund       $107,639      $107,639
The Vanguard Group - Fixed Income Securities Fund - Short-Term
   Federal Portfolio Fund                                                  126,791       128,238
The Vanguard Group - Wellington Fund                                       559,016       637,568
The Vanguard Group - Index Trust - 500 Portfolio Fund                      415,342       706,848
Cadmus Communications Corp. Common Stock*                                    4,091         2,699

*Represents a party-in-interest

          The accompanying notes are an integral part of this schedule.

                    LANCASTER PRESS, INC. UNION SAVINGS PLAN


                                 EIN: 23-2424257
                                    PLAN: 004
                ITEM 27(D) -- SCHEDULE OF REPORTABLE TRANSACTIONs
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                       NUMBER OF    PURCHASE   NUMBER OF    SELLING     COST OF      NET
    DESCRIPTION OF INVESTMENT          PURCHASES      PRICE      SALES       PRICE    ITEMS SOLD    GAIN
    -------------------------          ---------      -----      -----       -----    ----------    ----
The Vanguard Group - 500 Index Fund       36        $126,708        3      $13,600      $12,128    $1,472
The Vanguard Group - Wellington Fund      25         125,359        9       24,899       23,840     1,059

          The accompanying notes are an integral part of this schedule.